July 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Coleman
Mr. Craig Arakawa

Re:	SSR Mining Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 23, 2022
File No. 001-35455

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter, dated June 22, 2022, to Alison White, Chief Financial Officer of SSR Mining, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 23, 2022 (the “Form 10-K”) and the Company’s response dated May 27, 2022 to the Staff’s previous comment letter dated May 2, 2022 (the “Previous Letter”).

For ease of reference, the Staff’s comment appears in bold immediately preceding the Company’s response. Page references included below are to those contained in the Form 10-K or technical report summaries referenced below, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K or technical report summaries, as applicable.

SSR Mining Inc.	phone	+1 303.292.1299	6900 E. Layton Avenue
www.ssrmining.com	toll free	+1 888.338.0046	Suite 1300
Denver, Colorado United States of America 80237

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2021

Item 2. Properties, page 45

1.	We note your response to comments 1, 2, 3, 4, and 5. Considering the number of proposed revisions please file an amended filing that includes the proposed changes.

Response: The Company is filing simultaneously with this response Form 10-K/A, amending the Form 10-K to incorporate the changes identified in the responses to Staff comments 1, 2, 3, 4, and 5 of the Previous Letter.

Item 15. Exhibits

96.1, 96.2, 96.3, and 96.4, page 171

2.	We note your response to comment 8 and we do not concur with your assessment. Combining the two different types of studies is inconsistent with the definitions of an initial assessment and a feasibility study. Refer to the definition requirements under Item 1300 of Regulation S-K and Table 1 of Item 1302. Please revise.

Response: The Company acknowledges the Staff’s position with respect to an initial assessment and a feasibility study being combined in a single technical report summary. The Company will remove the initial assessment from the CDMP21TRS and file such initial assessment as a separate, standalone technical report summary (the “Initial Assessment”). The Company will file the Initial Assessment as soon as practicable, which will be at least one day prior to the Company filing the amended technical report summaries as described in the Company’s response to the Staff’s comment 3, below.

3.	Please file amended technical reports with the changes identified in your responses to comments 7, 8, 9, 10, and 11.

Response: The Company will file amended technical report summaries with the changes identified in the Company’s previous responses to Staff comments 7, 8, 9, 10, and 11 as soon as practicable and no later than September 30, 2022. The changes to the technical report summaries will not modify the existing Mineral Resource and Mineral Reserve information previously included in the technical report summaries filed as part of the Form 10-K.

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

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We hope that our letter has addressed the Staff’s comments. If you have any questions or require any additional information with respect to the above, please call the undersigned at (303) 292-1299.

Very truly yours,

/s/ Alison White

Alison White

Executive Vice President,
Chief Financial Officer

cc:	Michael J. Sparks, Executive Vice President, Chief Legal and Administrative Officer, SSR Mining Inc.

Lona Nallengara, Shearman & Sterling LLP

Bernard Peters, BEng (Mining), FAusIMM, Technical Director – Mining, OreWin Pty Ltd.

Sharron Sylvester, B.Sc. (Geol), RPGeo AIG, Technical Director – Geology, OreWin Pty Ltd.